Filed Pursuant to Rule 433

Registration No. 333-148513

May 8, 2008

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated May 8, 2008)

Issuer:	Alabama Power Company
Security:	Series 2008A 6.125% Senior Notes due May 15, 2038
Expected Ratings*:	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$300,000,000
Coupon:	6.125%
Public Offering Price:	99.741%
Treasury Benchmark:	5.00% due May 15, 2037
US Treasury Yield:	4.594%
Spread to Treasury:	155 basis points
Re-offer Yield:	6.144%
Make-Whole Call:	T+ 25 basis points
Interest Payment Dates:	May 15 and November 15 of each year, beginning November 15, 2008
Format:	SEC Registered
Transaction Date:	May 8, 2008
Expected Settlement Date:	May 14, 2008
Joint Book-Running Managers:	Citigroup Global Markets Inc. Lehman Brothers Inc.
Co-Managers:	Calyon Securities (USA) Inc. Lazard Capital Markets LLC Mizuho Securities USA Inc. Toussaint Capital Partners, LLC
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Lehman Brothers Inc. toll-free at 1-888-603-5847.